

13030738

MK

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52348

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hudson Housing Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

630 Fifth Ave, Suite 2850
(No. and Street)

New York	New York	10111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joe Macari 212-218-4477
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CohnReznick, LLP
(Name – *if individual, state last, first, middle name*)

8045 Leesburg Pike, Suite 300	Vienna	VA	22182
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☑ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/15

OATH OR AFFIRMATION

I, Joe Macari, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hudson Housing Securities, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

COO, Hudson Housing Securities, LLC

Title

Justin T. Lanci
Notary Public, State of NY
NO. 01LA6145070
Qualified in Kings County
Commission Expires May 5, 2014

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Hudson Housing Securities LLC
(A Wholly-Owned Subsidiary of Hudson Housing Capital LLC)

Index

Independent Auditor's Report

To the Member
Hudson Housing Securities LLC

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Hudson Housing Securities LLC, a wholly-owned subsidiary of Hudson Housing Capital LLC, (the Company) as of December 31, 2012, and the related statements of income, changes in member's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hudson Housing Securities LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained on Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information on Schedules I, II and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information on Schedules I, II and III is fairly stated in all material respects in relation to the financial statements as a whole.

Cohn Reznick LLP

Vienna, Virginia
February 27, 2013

Hudson Housing Securities LLC
(A Wholly-Owned Subsidiary of Hudson Housing Capital LLC)

Statement of Financial Condition

December 31, 2012

ASSETS		
Cash	$	1,765,315
Total assets	$	1,765,315
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable	$	13,365
Total liabilities		13,365
Member's equity		1,751,950
Total liabilities and member's equity	$	1,765,315

See notes to financial statements.

Hudson Housing Securities LLC
(A Wholly-Owned Subsidiary of Hudson Housing Capital LLC)

Statement of Income

Year ended December 31, 2012

Revenue	
Placement fees	$ 4,350,067
Total revenue	4,350,067
Expenses	
Dues and filing fees	15,371
Professional fees	31,676
Brokerage fee	69,747
Occupancy	39,454
Salaries	334,207
Travel	27,462
Miscellaneous	25,840
Total expenses	543,757
	3,806,310
Interest income	1,541
Net income	$ 3,807,851

See notes to financial statements.

Hudson Housing Securities LLC
(A Wholly-Owned Subsidiary of Hudson Housing Capital LLC)

Statement of Changes in Member's Equity

Year ended December 31, 2012

Balance, December 31, 2011	$	1,435,851
Distributions		(3,491,752)
Net income		3,807,851
Balance, December 31, 2012	$	1,751,950

See notes to financial statements.

Hudson Housing Securities LLC
(A Wholly-Owned Subsidiary of Hudson Housing Capital LLC)

Statement of Cash Flows

Year ended December 31, 2012

Cash flows from operating activities	
Reconciliation of net income to net cash provided by operating activities	
Net income	$ 3,807,851
Changes in operating assets and liabilities	
Decrease in due to affiliates	(57,727)
Decrease in deferred revenue	(70,931)
Increase in accounts payable	306
Net cash provided by operating activities	3,679,499
Cash flows from financing activities	
Distributions	(3,491,752)
Net cash used in financing activities	(3,491,752)
Net increase in cash	187,747
Cash, beginning of year	1,577,568
Cash, end of year	$ 1,765,315

See notes to financial statement.

Note 2 - Related Party Transactions

Under an agreement with Hudson, certain operating and administrative costs incurred by the Company are paid by Hudson on behalf of the Company. The agreement is renewed annually and revised as needed. As of December 31, 2012, $0 is due to Hudson for costs paid on behalf of the Company. During the year ended December 31, 2012, these services totaled $474,010.

Note 3 - Concentration of Credit Risk

At times during the year, cash balances exceed Federally insured limits. Management believes the balances are maintained in a credit-worthy institution.

Note 4 - Net Capital Requirements

The Company is in compliance with the net capital requirements of the SEC as well as the FINRA. The Company is subject to the SEC "Uniform Net Capital Rule," which requires the maintenance of a specified amount of minimum net capital, as defined, and that the ratio of aggregate indebtedness to net capital, as defined, not exceed 15-to-1. Net capital and the related net capital ratio may fluctuate on a daily basis. As of December 31, 2012, the Company was in compliance with the "Uniform Net Capital Rule."

Hudson Housing Securities LLC
(A Wholly-Owned Subsidiary of Hudson Housing Capital LLC)

Supplementary Information

Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2012

COMPUTATION OF NET CAPITAL

Line		
1. Total ownership equity from statement of financial condition	$	1,751,950
5. Total capital and allowable subordinated liabilities		1,751,950
6. Deduction: Nonallowable assets		-
10. Net capital	$	1,751,950
11. Minimum net capital required (6 2/3% of aggregate indebtedness)	$	891
12. Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
13. Net capital requirement	$	5,000
14. Excess net capital	$	1,746,950
15. Excess net capital at 1000%	$	1,745,950

COMPUTATION OF AGGREGATE INDEBTEDNESS

19. Total aggregate indebtedness from statement of financial condition	$	13,365
20. Percentage of aggregate indebtedness to net capital		0.76%

There are no material differences in the computation of net capital between this audited report and the unaudited Focus Report (Part IIA - Form X-17A-5).

See Independent Auditor's Report

Hudson Housing Securities LLC
(A Wholly-Owned Subsidiary of Hudson Housing Capital LLC)

Supplementary Information - Continued

Schedule II - Computation for Determination of the Reserve Requirements Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2012

The Company claims exemption under the exemption provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i). The Company does not maintain customer accounts or handle customer funds.

See Independent Auditor's Report

Hudson Housing Securities LLC
(A Wholly-Owned Subsidiary of Hudson Housing Capital LLC)

Supplementary Information - Continued

Schedule III - Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

Year ended December 31, 2012

The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The Company is exempt from the provisions of Rule 15c3-3 as of December 31, 2012 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(2)(i).

See Independent Auditor's Report

Independent Auditor's Report on Internal Control

To the Member
Hudson Housing Securities LLC

In planning and performing our audit of the financial statements of Hudson Housing Securities LLC, a wholly-owned subsidiary of Hudson Housing Capital LLC, (the Company) for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing our opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CohnReznick LLP

Vienna, Virginia
February 27, 2013

Note 1 - Organization and Summary of Significant Accounting Policies

Hudson Housing Securities LLC (the Company), a Delaware limited liability company, is a wholly-owned subsidiary of Hudson Housing Capital LLC (Hudson). The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company acts as the placement agent for affiliated investment partnerships in which limited partnership interests are sold to third party investors. The Company remains in effect in perpetuity unless earlier terminated in accordance with the Operating Agreement.

Material subsequent events have been considered for disclosure and recognition in these financial statements through February 27, 2013.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company earns substantially all of its revenue through fees earned in connection with the sale of limited partnership interests in investment partnerships managed and syndicated by affiliates. Revenue is recognized in the period in which the services are performed, provided evidence of a contractual arrangement exists, services have been completed and the price is fixed and determinable. Revenue is recognized upon admission of limited partners in the affiliated investment partnerships or upon commitment closing.

Deferred Revenue

Deferred revenue represents the difference between amounts collected in connection with the sale of limited partnership interests in investment partnerships and revenues recognized in accordance with the above policies.

Income Taxes

The Company has elected to be treated as a pass-through entity for income tax purposes and, as such, is not subject to income taxes. For tax purposes, the Company is included in the consolidated Hudson tax return and does not file a separate federal or state tax return. All items of taxable income, deductions and tax credits are passed through to and are reported by members of Hudson on their respective income tax returns. The Company's federal tax status as a pass-through entity is based on its legal status as a limited liability company. Accordingly, the Company is not required to take any tax positions in order to qualify as a pass-through entity. Therefore, these financial statements do not reflect a provision for income taxes and the Company has no other tax positions which must be considered for disclosure. Income taxes filed by Hudson are subject to examination by the Internal Revenue Service for a period of three years. While no income taxes are currently being examined by the Internal Revenue Service, tax years since 2009 remain open.



ACCOUNTING • TAX • ADVISORY

cohnreznick.com

Independent Accountant's Report on Applying Agreed-Upon Procedures
Related to an Entity's SIPC Assessment Reconciliation

To the Member
Hudson Housing Securities LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Hudson Housing Securities LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Hudson Housing Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Hudson Housing Securities LLC's management is responsible for Hudson Housing Securities LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective check copy from Hudson Housing Capital LLC to SIPC, noting no differences. The amount paid to SIPC by Hudson Housing Capital LLC was reimbursed by Hudson Housing Securities LLC;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7, noting no differences; and

5. Observed that there were no overpayments applied to the current assessment with the Form SIPC-7 on which it was originally computed.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CohnReznick LLP

Vienna, Virginia
February 27, 2013

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended DECEMBER 31 , 20 12
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-52348 FINRA DEC
HUDSON HOUSING SECURITIES LLC
630 FIFTH AVENUE, 28TH FLOOR
NEW YORK, NY 10111

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Matt Brush 212-218-4456

2. A. General Assessment (item 2e from page 2) $ 10,879

B. Less payment made with SIPC-6 filed (exclude interest) (4,369)
07/2012
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 6,510

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 6,510

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 6,510

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

HUDSON HOUSING SECURITIES LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Chief Operating Officer
(Title)

Dated the 6th day of February, 20 13.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning JAN 1, 2012 and ending DEC 31, 2012
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$4,351,608
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	0
2d. SIPC Net Operating Revenues	$4,351,608
2e. General Assessment @ .0025	$10,879

(to page 1, line 2.A.)


COHN REZNICK
ACCOUNTING • TAX • ADVISORY